July 12, 2007


VIA  EDGAR AND FACSIMILE (202) 772-9210

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561
Attn:  Hugh Fuller

         Re:      SLM Holdings, Inc
                  Form 10-QSB
                  File No. 0-52338


Dear Mr. Fuller:

         Further to our call earlier today, please find below the proposed changes to Item 3- Controls and Procedures of the Form 10-QSB filed by SLM Holdings, Inc ("SLM") on June 22, 2007. On behalf of our client (SLM), we hereby represent that:

         Item 3- Controls and Procedures shall read as follows:

         Evaluation of Disclosure Controls and Procedures. AS OF THE END OF THE PERIOD COVERED BY THIS QUARTERLY REPORT, OUR MANAGEMENT, UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF OUR EXECUTIVE CHAIRMAN, EVALUATED THE EFFECTIVENESS OF THE DESIGN AND OPERATION OF OUR DISCLOSURE CONTROLS AND PROCEDURES PURSUANT TO RULE 13A-15(e) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). BASED ON THAT EVALUATION, THE EXECUTIVE CHAIRMAN CONCLUDED THAT OUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THIS REPORT WERE EFFECTIVE.

         On behalf of our client, we also hereby state that the Form 10-QSB to be filed by SLM Holdings, Inc. for the quarter ending June 30, 2007 would contain identical language to that provided above under Item 3 of such Form 10-QSB.

         We trust that this letter has addressed all of your concerns. Please do not hesitate to contact us should you have any questions. Thank you.


                                                   Sincerely,

                                                   /s/ Arthur S. Marcus
                                                   Arthur S. Marcus, Esq.